CALGON CARBON CORPORATION	P.O. BOX 717	PITTSBURGH, PA 15230-0717	(412) 787-6700

John S. Stanik	Direct Phone:	(412) 787-6725

President and Chief Executive Officer	Direct Fax:	(412) 787-4774

July 9, 2009

Mr. Terence O’Brien
Ms. Tracey McKoy
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

RE:	Calgon Carbon Corporation
Form 10-K for the Year Ended December 31, 2008
Filed March 13, 2009

Definitive Proxy Statement
Filed April 1, 2009

File No. 1-10776

Dear Mr. O’Brien and Ms. McKoy:

Thank you for your review of the above referenced documents.  Pursuant to your request, Calgon Carbon Corporation (“Calgon” or the “Company”) provides the following responses to the comments provided in your letter dated June 12, 2009. For your convenience, we have set forth each comment and provided our responses immediately after each comment. To the extent applicable, we will reflect any adjustments in the next Form 10-Q to be filed by August 10, 2009, in the next definitive proxy statement filed and in the Form 10-K for the year ending December 31, 2009.

Form 10-K for the Year Ended December 31, 2008

Cover Page

Securities and Exchange Commission (“SEC”) Comment No. 1:
We note that you registered under Section 12(b) of the Exchange Act rights to purchase series A junior participating preferred stock. In this regard, we note your Form 8-A filed on January 28, 2005. Please revise the cover page to identify the rights.

Response:
The Company will revise the cover page to its Form 10-K for the year ending December 31, 2009 to identify the rights referenced in your comment.  That section of the cover page of the Form 10-K will be as follows:

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange
Rights to Purchase Series A Junior Participating	New York Stock Exchange
Preferred Stock

Managements’ Discussion and Analysis of Financial Condition and Results of Operation, page 38

General

SEC Comment No. 2:
You disclose on page 120 that you were notified by the EPA Suspension and Debarment Division that because of the alleged violations the SDD was making an assessment of your present responsibility to conduct business with Federal Executive Agencies. We note from your disclosure that as of October 2008, the SDD indicated that it was still reviewing the matter. Although you believe there is no basis for suspension or debarment, we urge you to consider additional disclosure in your MD&A and liquidity analysis. Specifically, quantify your operations as it relates to the Federal Executive Agencies, including sales, receivables and the impact to liquidity if you were no longer allowed to provide services to the Federal Government. Refer to Section 501.03 of the Financial Codification for guidance.

Response:
The Company acknowledges your comment.  From August 2008 through February 2009, the Company made substantial progress on the outstanding environmental issues at the Big Sandy Plant.  As discussed in the Company’s first quarter 2009 Form 10-Q, on February 13, 2009, the plant was returned to physical compliance for the violations and releases that were alleged by the EPA. Moreover, since October 2008, the SDD has not requested a meeting or additional information related to this matter. For these reasons, the Company believes it is remote that there will be any action taken by the SDD. Accordingly, the Company continues to believe that additional discussion of this matter in MD&A and liquidity analysis is not warranted at this time.

SEC Comment No. 3:
In future filings, please provide a discussion of recent economic events and the specific impact and risk to your business, if any. Explain whether the market for your products has been affected and any current or expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your operations, your customers, recent order activity and backlog, effects on pension plan costs and other costs, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. In your response to this letter, please provide a detailed description of proposed future disclosure.

Response:
The Company acknowledges your comment and will include a discussion of recent economic events and the specific impacts and risks to its business in future filings.  As requested, the Company’s proposed future disclosure, which will be included in an Outlook section of MD&A, is as follows:

Sales growth in 2009 will remain extremely challenging for the company due to lower demand primarily in the industrial process, home water filter, and specialty carbon markets brought about by the continuing worldwide economic slowdown.

Although overall global economic conditions declined during the latter part of 2008, demand for the Company’s activated carbon products and services remained strong. During the early part of 2009, the Company began to see a sales volume decline in all geographic regions from its industrial customer base as many manufacturers were scaling back or shutting down operations. Just prior to that decline, the Company initiated a price increase to most customers in order to pass on the higher costs of production realized since its previous price increase earlier in 2008. In some areas of the world, such as Europe, the increased costs and lower demand led to more aggressive pricing from smaller competitors. By the end of the first quarter of 2009, the Company began to see its volume decline spread to its municipal water market. Market slowdown is the result of lower demand requirements for treated water from its industrial customers and flexibility municipalities have in delaying replacing activated carbon used for taste and odor. The Company believes that the current demand situation  will trail the improvement of the general economic recovery by three to six months. The Company anticipates that its cash and existing borrowing capacity will provide the Company the liquidity needed to finance its operations and capital investments even in the face of today’s weak global economy and the possibility that the recovery does not begin until 2010.

Domestically, the Company continues to produce virgin activated carbon at capacity, and as of April 2009, has re-started a production line (“B-line”) at its Catlettsburg, Kentucky facility which is expected to add up to 70 million pounds of powdered activated carbon (PAC) capacity. B-line could also be converted to produce up to 30 million pounds of granular activated carbon capacity in place of PAC if demand warranted it.  Work continues at the Catlettsburg facility for a new pulverization facility which is expected to be capable of converting 90 million pounds of feedstock for PAC production.  PAC is recognized today by the U.S. Environmental Protection Agency as the leading abatement technology for mercury removal from coal-fired power plant flue gas.  The Company believes that this will become the largest U.S. market for activated carbon and has made great strides in establishing itself as a market leader. Mercury emission standards that begin to take effect in more than a dozen states, primarily in 2010, are driving the current PAC market, but U.S. regulatory or congressional action will determine the national standards in the long-term.  The Company currently estimates that annual demand could be as high as 750 million pounds within the next ten years.  In addition, more than 140 countries have indicated interest in a multi-nation mercury removal pact that could be agreed upon on as early as 2013.

The Company’s equipment business is somewhat cyclical in nature and depends on both current regulations as well as the general health of the overall economy.  U.S demand for the Company’s ultraviolet light (UV) systems is expected to hold as we move closer to the deadline of 2012 for affected municipalities to treat for Cryptosporidium in drinking water.  The Company secured four major installations in 2008 for its Sentinel® UV Disinfection systems which are valued at more that $15 million. The unrecognized amount of these four projects make up a significant portion of the Company’s $22.3 million equipment backlog at January 31, 2009.  Although contract awards have slowed during 2009, bid activity continues to be strong.

In 2008 and the early part of 2009, the Company experienced production related issues in its Consumer segment related to its activated carbon cloth business.  The Company believes that it has come to final resolution of the production issues that it experienced in late 2008 and early 2009. Although demand for the Company’s activated carbon cloth declined in 2008 and during the first few months of 2009. The Company believes the resolution of the aforementioned production issues will result in its ability to increase sales of its activated carbon cloth.    For 2009, the Company expects sales levels to track closely to those of 2008.  The slowing economy also contributed to decreased demand for the Company’s PreZerve® products which is expected to continue in 2009.

Pension costs will increase in 2009 due largely to the significant declines in plan assets based upon 2008 investment performance. The Company’s pension costs totaled $2.1 million in 2008. Based on current estimates, the Company expects its pension costs will approximate $5.4 million in 2009. Future actual pension expense will depend on future investment performance, funding levels, changes in discount rates and various other factors related to the participant populations.

SEC Comment No. 4:
On May 1, 2009, the United States Department of Commerce announce the preliminary results of its first review of antidumping tariffs which indicated that Calgon Carbon (Tianjin) Co. Ltd’s tariff rate could increase from 69.54% to 188.57%. You further state that you are unable to reasonably estimate the amount of any adjustment to the current deposit rate or the amount of additional deposits you may owe. Please quantify the impact an increase of the tariff rate to 188.57% would have on your operations and liquidity. Further tell us what consideration was given to disclosing an estimate of the possible loss or range of loss pursuant to paragraph 10 of SFAS 5.

Response:
The Company acknowledges your comment regarding the May 1, 2009 United States Department of Commerce (DOC) announcement of preliminary results of its first review of antidumping tariffs.   These preliminary results indicated that Calgon Carbon (Tianjin) Co. Ltd.’s (CCT) tariff rate could increase from 69.54% to 188.57%.  In its first quarter Form 10-Q filed May 8, 2009, the Company indicated that it was unable to reasonably estimate the amount of additional deposits it may owe and therefore did not quantify in its Form 10-Q the possible impact on its operations or liquidity from the announced preliminary tariff results.  Factors that the Company considered in making its disclosures included:

The preliminary tariff rates are based on unverified information submitted by respondents which is subject to verification by the DOC before the final rates are determined. The preliminary tariff determination is merely an indication of the data that the DOC may accept and the methodologies it intends to apply for purposes of calculating the final margin of dumping and final liability.  In most administrative reviews of this kind, changes are made to the preliminary results for the correction of errors, collection of additional data, findings from the on-site verifications of the data (that have yet to occur), and methodological changes, as well as changes in legal interpretations adopted by the DOC after the preliminary determination. As a result of these and other variables the preliminary tariff rates announced by the DOC are unreliable and the final rates (expected to be announced in early November 2009) could vary materially from the preliminary rates as announced.

The announced preliminary results for the applicable respondents (Chinese exporters who asked to be individually examined) were as follows:

	Rate from Original	Announced Preliminary
	Investigation	Rate in First Review
Calgon Carbon Tianjin	69.54%	188.57%
Jacobi Carbons AB	61.95%	49.81%
Cherishmet	67.14%	50.84%

The results for the other two respondents (Jacobi Carbons AB and Cherishmet) indicate an expectation that the tariff rate will decrease while  the Calgon Carbon Tianjin rate surprisingly showed a significant increase.

In the brief period following the DOC announcement and prior to the filing of the Company’s first quarter 2009 Form 10-Q, the Company’s outside counsel indicated that the economic consultants preliminary analysis of the announced results revealed errors in the DOC’s calculations the correction of which would tend to lower the margins.  In addition, the consultants identified other methodological choices made by the DOC related to surrogate values that tended to increase the margins above the rates in the original investigation.

Considering the above, the Company believes the ultimate resolution of the tariff rate at or near the 188.57% preliminary rate is remote.  The Company therefore concluded that while it should disclose the preliminary rates with caveats as to the tentative nature of these rates, it would be potentially misleading to the readers of its financial statements to include estimates of the impacts on its operations and liquidity that may result from the announced preliminary tariff rate.

The Company and its consultants continue to analyze the DOC’s calculations and methodological choices and will provide additional disclosures in future filings based on our ongoing analysis and findings.

SEC Comment No. 5:
We note the disclosure in the second paragraph under “Legal Proceedings” on page 33 that certain of your patents were determined to be invalid. Please expand your disclosure to discuss the impact, if material, of these rulings on your business and financial condition. Please show us in your supplemental response, if applicable, what the revisions will look like.

Response:
The Company acknowledges your comment.  The Company did not include further disclosure related to the impact of these rulings on its business and financial condition because it was not an existing component of its business prior to the rulings.  The Company had developed a licensing strategy for future opportunities, but was unable to implement such strategy as a result of these rulings.  The royalties that were collected before the legal rulings were not material and  the Company  has no  liability  related to the royalties previously collected.

Results of Operations, page 38

SEC Comment No. 6:
You state sales increased in the activated carbon and service segment by 15.8% year over year. You attribute the increase primarily due to higher pricing in all markets as well as increased demand in the food, environmental air treatment, and potable water markets. Additionally, you state that SG&A expenses increased as a result of legal expenses and increased employee related expenses. Where you have discussed two or more factors that contributed to year over year changes in line items, please quantify the impact of each contributing factor and provide explanations for the significant changes, in future filings. Specifically, ensure that your discussion includes reasons for increases in demand for certain of your products. In this regard, we also note that you have disclosed an increased demand for ultraviolet light systems and carbon absorption systems in your equipment segment that was offset by a decrease in demand for your ISEP® system. Refer to FRR No. 36—501.04.

Response:
The Company acknowledges your comment and will include additional quantification and will further discuss reasons for significant changes in future filings.  For example, the disclosures in the Company’s 2008 Form 10-K can be modified as follows:

The 15.8% increase in activated carbon and service sales year over year was primarily due to higher pricing combined with increased demand in the food, environmental air treatment, and potable water markets of  $13.7 million, $9.7 million, and $8.0 million, respectively.  Volume growth, although a contributing factor, was limited by the Company’s capacity constraints experienced throughout 2008.  However, the Company was able to achieve higher pricing due to a tighter global supply/demand balance and as a result of the imposition of the anti-dumping tariff by the United States Department of Commerce, which enabled the return of fair market pricing to the marketplace (see further discussion regarding the tariff under the caption “Other”).   The Company also increased prices in order to help offset increased costs for energy, transportation, and raw materials that had been rising globally during 2008.  Also during 2008, the Company had sales of $3.0 million from several new customers related to the use of granular activated carbon (GAC) for drinking water treatment as a result of 2006 U.S. regulations that were established to provide maximum levels for disinfection byproducts (DBPs) in chlorinated drinking water.

The 14.4% increase in sales in the Equipment segment was principally due to higher demand for ultraviolet light (UV) systems used for the disinfection of drinking water of $2.6 million and carbon adsorption systems of approximately $3.7 million.  The increase in UV sales was primarily related to a major UV installation located in Montreal that was awarded in 2008.  This contract as well as three others that were awarded in 2008 are valued at more than $15 million.  The demand for UV in the U.S. has been driven by regulatory action requiring all municipalities to test drinking water, and if necessary, treat for cryptosporidium by 2012 (specifically, the Long Term 2 Enhanced Surface Water Treatment Rule (LT2)). Partially offsetting these increases was a decrease in demand for ISEP® systems of $0.7 million primarily in the U.S. as many companies already have such systems in place or are using similar equipment for food processing and pharmaceutical applications.

Selling, general and administrative expenses increased by $2.8 million or 4.6% in 2008.  The increase was principally due to higher legal expenses of approximately $1.3 million which were related to the administrative review of the Department of Commerce’s April 2007 anti-dumping order on certain activated carbon products from China as well as increased employee-related expense of approximately $1.5 million related to increased compensation-related costs for the Company’s salaried workforce.

SEC Comment No. 7:
We note sales consumer segment decreased by 24.9% year over year due to shipment delays related to performance issues, decreased demand for activated carbon cloth and PreZerve® products. We note this decrease continued into the first quarter 2009 as a result of decreased demand for PreZerve® and activated carbon cloth. In future filings, please quantify each identified factor driving the change year over year and discuss whether you believe this is a trend that will continue into future periods. Refer to Section 501.12 of the Financial Codification for guidance.

Response:
The Company acknowledges your comment and will quantify each significant identified factor driving period over period changes and discuss any known trends and the related duration of such trends in future filings.  For example, the disclosure in the Company’s Form 10-K can be modified as follows:

Sales for the Consumer segment decreased by $3.5 million or 24.9% primarily due to shipment delays related to performance issues with new production equipment that limited the output of activated carbon cloth.  These factors are not expected to continue.  The slowing economy resulted in decreased demand for PreZerve® products of about $0.8 million which is expected to continue in 2009.  Foreign currency translation also had a negative impact of $0.5 million year over year.

Working Capital and Liquidity, page 42

SEC Comment No. 8:
You state on page 12 that your sales backlog from continuing operations was $22.3 million and $11.8 million as of January 31, 2009 and 2008, respectively, in the equipment segment. We note your disclosure on page 22 that the equipment segment is usually affected by the general health of the overall economy, however, your backlog increased by 89% year over year. Given the expected increase in backlog an investor could infer that your cash flows and net sales would be increasing significantly in 2009. In light of the current economic environment please explain to us and in future filings why your backlog for the equipment segment significantly increased year over year. Refer to Sections 501.03 and .04 of the Financial Codification for guidance.

Response:
The Company acknowledges your comment and will include such discussion in future filings.  The $10.5 million increase in backlog from January 31, 2008 to January 31, 2009 is largely the result of new ultraviolet light (UV) system contracts signed related to the cities of  San Francisco, Montreal, and Indianapolis (which had a combined sales backlog of approximately $9.0 million).  Despite the recent economic downturn, the demand for UV systems has remained high due to regulatory action aimed at controlling cryptosporidium and other pathogens in drinking water, specifically the Long Term 2 Enhanced Surface Water Treatment Rule (LT2).  It is anticipated that approximately 90% of the remaining revenue on these contracts will be recognized in 2009.   Approximately 60% of the payments for the remaining amounts yet to be invoiced and the associated positive impact on cash flows is expected to occur in 2009, with the remaining 40% to occur in the first quarter of 2010.

Additionally, the sales backlog from ISEP® systems increased approximately $4.2 million year over year.  The increased demand for ISEP® systems in Asia’s pharmaceutical industry led to four new contracts with backlog at January 31, 2009 totaling $2.1 million.  The remaining increase in ISEP®  sales backlog was due to a large U.S. contract designed for the removal of perchlorate.

The carbon adsorption, municipal odor, and containment system markets experienced a decline in sales backlog as the completion of existing contracts and their subsequent revenue recognition exceeded the rate at which new contracts were being signed.

Certain Relationships, Related transactions, and Director Independence, page 140

SEC Comment No. 9:
We note the disclosure that the information required by Item 13 of Form 10-K is incorporated by reference from your definitive proxy statement. However, it does not appear that the information required by Item 404(a) of Regulation S-K has been provided in your definitive proxy statement. In this regard, we note the disclosure in note 20 to your financial statements on page 128. Please revise accordingly. Please show us in your supplemental response what the revisions will look like.

Response:
At the time of the filing of the definitive proxy statement and the Form 10-K for the year ended December 31, 2008 the Company did not have any disclosures to be made under Item 404(a) of Regulation S-K.  The related party transactions disclosed in note 20 to the Company’s financial statements (on page 128 of the 2008 Form 10-K) do not involve transactions with any of the types of parties that require disclosure under Item 404(a).  Instead, they are transactions with companies in which the Company has an equity investment.  Therefore, the Company believes that no further revisions are necessary.

Exhibits, page 145

SEC Comment No. 10:
Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain exceptions. See Item 10(d) of Regulation S-K. We note that the document you incorporate by reference into the Form 10-K under Exhibit 3.1 has been on file with the Commission for more than five years and does not appear to satisfy any of the exceptions listed in Item 10(d). Please advise.

Response:
The Company acknowledges your comment.  The certificate of incorporation of the Company has not changed in a number of years.  The Company will re-file its certificate of incorporation with its Form 10-Q to be filed in August 2009 and will cross reference that filing in its Form 10-K for the year ending December 31, 2009.

Exhibits, page 145

SEC Comment No. 11:
We note that Exhibits 10.11 through 10.14 represent amendments to a credit agreement. It does not appear that the credit agreement is filed as an exhibit to the Form 10-K. Please advise.

Response:
The Company acknowledges your comment.  It would have been appropriate for the Company to cross reference its filing of the “credit agreement” to which you refer, which was filed by the Company as an exhibit to Form 8-K on August 18, 2006, in its Form 10-K for the year ending December 31, 2008.  On May 8, 2009, the Company entered into a new credit facility and terminated such credit agreement.  The new credit facility document will be filed as an exhibit to the next Form 10-Q to be filed on or before August 10, 2009, as stated in the Company’s Form 8-K filed on May 11, 2009.  For its Form 10-K for the year ending December 31, 2009, the Company intends to delete Exhibits 10.6, 10.7 and 10.11 through 10.14 as referenced in its 2008 Form 10-K and will cross reference the filing of the new credit facility as an exhibit to its Form 10-K for the year ending December 31, 2009.

Definitive Proxy Statement on Schedule 14A filed April 1, 2009

Compensation Discussion and Analysis, page 8

SEC Comment No. 12:
We note that you target compensation above the 50th percentile of the peer group for each element of compensation and for total compensation. Please disclose for each named executive officer how each element of compensation and total compensation measured against the peer group. Please show us in your supplemental response what the revisions will look like.

Response:
With respect to the first sentence to Comment No. 12, the last sentence of the last paragraph on page 10 of the proxy statement (below the peer company listing) sets forth our philosophy for targeting compensation, stating that “[c]ompensation levels are developed to target the middle (50th percentile) of the market for each pay element and in total.”  This concept is reinforced in the last sentence of the fourth paragraph of page 11 of the proxy statement, immediately above the heading “Elements of Executive Compensation.”

With respect to the second sentence of Comment No. 12, it is important to note that the peer group has been used only periodically to assess our executive compensation program.  This is explained in both the second paragraph on page 10 and the last paragraph on page 10 of the proxy statement.  In years in which peer group analysis is not used by the Company, we use market compensation data from general industry companies as provided by consulting firms.  One exception is that the peer group data is used annually to evaluate “total shareholder return” under our long-term incentive plan, as disclosed on pages 13 though 15 of the proxy statement.  Thus, our reference to “market data” or “market surveys” throughout the Compensation Discussion and Analysis section means applicable compensation survey data or, periodically, a combination of survey and peer group proxy data.  To clarify this point, in the future we will add the following language or similar language after the first sentence to the fourth paragraph on page 11 of the proxy statement:

“Each grade’s compensation opportunity has been developed using compensation survey data, or periodically, such survey data in combination with the peer group proxy data.”

With respect to the comment in the second sentence of Comment No. 12 which addresses measuring compensation against the “peer group” (or more accurately for the Company as described above, the “market data”), in the future we propose adding the following enhanced disclosures or similar disclosures on page 10 of the proxy statement, and under the following subsections contained in “Elements of Executive Compensation.”

Final paragraph on page 10, we will add a new last sentence as follows: “In 2008, target total compensation for our named executive officers was positioned modestly below the market 50th percentile, except for the Senior Vice President, Europe & Asia whose target total compensation was positioned above the market median.”

Fixed Cash Base Salary (pages 11 and 12), at the end of the first paragraph of page 12, we will add disclosure as follows: “Following these salary increases in 2008, actual base salary levels for our named executive officers fell within or modestly below the competitive zone.”

Performance-Based Short-Term Cash Incentive Compensation (page 12), in the first paragraph of this section, following the sentence “[i]n 2008, the CEO’s target was 70% of his base salary, the target for the CFO was...,” a new sentence will be added as follows: “Each named executive officer’s short-term cash incentive target was positioned at or within five percentage points of the market 50th percentile.”

Long-Term Incentive Compensation (page 14), we will add a new sentence to the end of the fourth paragraph on page 14 as follows: “In 2008, awards granted to the named executive officers were positioned within ten percentage points of the market 50th percentile, except for the Senior Vice President, Europe & Asia, whose long-term incentive award grant value was approximately double the market 50th percentile value on a local market basis in Europe.”

In order to more easily review the changes described above and the additional changes described below, we have attached to this letter, as Attachment 1, the portion of the Compensation Discussion and Analysis section of the proxy statement (from pages 10 through 15) that includes all the changes described in this letter.

Fixed Cash Base Salary, page 11

SEC Comment No. 13:
We note the disclosure in the second paragraph. Please expand this disclosure to discuss the goals for each named executive officer and how their performance correlated to the base salary determination noted in the last paragraph. Please show us in your supplemental response what the revisions will look like.

Response:
The SEC Comments Nos. 13 and 15 each request further information concerning goals for named executive officers.  The goals used to help determine fixed cash base salary and the “individual performance objectives” for purposes of the performance-based short term cash incentive plan are the same.  To expand the disclosure about these goals, we intend in the future to create a new subsection called “Individual Goals” to be included on page 11 of the proxy statement at the end of the section entitled “Overview of the Compensation Program and Decision-Making Process.”  In the future, such subsection would include the following disclosure or similar disclosure:

“Individual Performance Goals.  In connection with the determination of fixed-cash base salary and compensation under the performance-based short term incentive plan, the Company sets individual performance goals and then measures a named executive officer’s performance against such goals.  Goals are specific to the executive’s area of responsibility.  The level of achievement against such goals may have an impact on the Committee’s decisions regarding base salary and the “individual performance objectives” as it relates to bonus awards earned under our short term incentive program.  The performance goals for each named executive officer are as follows:

Chief Executive Officer
Performance Category	Individual Performance Measures
Strategic Planning	Specific strategic objectives in manufacturing, capital structure, commercial markets and corporate risk

Results and Operations	Operating results vs. business plan Working capital management Operating expense reduction Safety and environmental

Leadership	Succession planning Technology planning Company wide training

Chief Financial Officer
Performance Category	Individual Performance Measures
Strategic Planning	Specific strategic objectives in capital structure, worldwide financing, information technology systems, tax savings strategies

Results and Operations	Operating expense reduction

Leadership	Development of finance organization Restructuring of internal audit function Improvement of financial reporting process

Senior Vice President, Europe and Asia
Performance Category	Individual Performance Measures
Strategic Planning	Specific strategic objectives in business unit sales and market growth, organizational optimization

Results and Operations	Operating results vs. business plan Working capital management Operating expense reduction Safety and environmental

Senior Vice President, Americas
Performance Category	Individual Performance Measures
Strategic Planning	Specific strategic objectives in business unit sales and market growth

Results and Operations	Operating results vs. business plan Capital projects Union relations Safety and environmental

Vice President, General Counsel and Secretary
Performance Category	Individual Performance Measures
Strategic Planning	Specific strategic objectives in employment policies, risk assessment

Results and Operations	Environmental and safety Management of legal expenses Risk prevention training Communications with Board of Directors

Each individual’s actual performance relative to the individual goals is evaluated on a subjective basis by the CEO (by the Committee in the case of the CEO) using the following matrix:

Did Not Meet	Threshold Performance	Partially Meets	Meets	Partially Exceeds	Maximum Performance
0%	50%	75%	100%	137.5%	175%

After a determination of whether goals are met, a weighted average of the percentages applicable to each goal is determined for each executive.  This information is then used as appropriate to develop salary increase recommendations and to determine incentive awards under the individual performance portion of our performance-based short term cash incentive plan.

In view of these changes, the first through the third paragraphs on page 13 of the proxy statement will be deleted and replaced by the following:.

A discussion of the named executive officers’ individual performance objectives or individual regional performance objectives, as the case may be, is set forth above under “Individual Performance Goals.”

In order to apply the above changes to the “Fixed Cash Base Salary” subsection, in the future we intend to delete the last paragraph on page 11 of the proxy statement and replace it with the following disclosure or a similar disclosure:

The CEO conducts an annual review of each executive officer’s performance.  The review consists of a comparison of the executive’s performance versus the pre-determined goals as described above and an assessment of the executive’s adherence to the Company’s core values.  The CEO rates the performance of each executive.  The CEO makes recommendations to the Committee regarding each executive’s salary by considering the rating, the budget for salary increases and an understanding of the market-based competitive zone.  The Committee uses the same methodology for the CEO.

Performance-Based Short-Term Cash Incentive Compensation, page 12

SEC Comment No. 14:
Please expand the disclosure to explain how the target as a percentage of base salary for each named executive officer was determined.

Response:
We believe this comment is addressed in the fourth paragraph on page 11 of the proxy statement, which provides the reader with information on how the Company’s compensation structure was determined.  When including the additional sentence to be added to that paragraph as set forth in the response to Comment No. 12 above, this paragraph will now read as follows:

“The Company, with the help of the consultant, has developed a compensation structure that includes individual grades for executives, each with its own compensation opportunities.  Each grade’s compensation opportunity has been developed using compensation survey data, or periodically, survey data in combination with the peer group proxy data.  Each executive has been assigned a grade, determined by comparing position-specific duties and responsibilities with the peer group and survey pay data.  Each grade has a base salary range and a corresponding short- and long-term incentive opportunity as a percent of base salary that aligns with the market 50th percentile for that particular position.”

Additionally, the new sentence to be added to this section of the proxy statement as described in the response to Comment No. 12 above will provide further insight to how the target percentages align with the market:

Performance-Based Short-Term Cash Incentive Compensation (page 12), in the first paragraph of this section, following the sentence “[i]n 2008, the CEO’s target was 70% of his base salary, the target for the CFO was...,” a new sentence will be added as follows: “Each named executive officer’s short-term cash incentive target was positioned at or within five percentage points of the market 50th percentile.”

Performance-Based Short-Term Cash Incentive Compensation, page 12

SEC Comment No. 15:
We note the disclosure regarding the individual performance objectives, which vary by named executive officer. We also note that you generally discuss the “majority” of each named executive officer’s objectives. Please expand the disclosure to describe in reasonable detail the objectives for each named executive officer. Please also disclose whether each named executive officer achieved his or her goals based on the chart disclosed on page 13. Please show us in your supplemental response what the revisions will look like.

Response:
We believe that our response to Comment No. 13 addresses Comment No. 15.

Long-Term Incentive Compensation, page 13

SEC Comment No. 16:
With respect to stock options and restricted stock, please expand the disclosure to explain how award amounts were determined for each named executive officer. In this regard, we note the disclosure on page 15 under “Stock Option and Other Equity Granting Procedures” is too general. Please show us in your supplemental response what the revisions will look like.

Response:
The section entitled “Stock Option and Other Equity Granting Procedures” is meant to inform the reader of the process and procedures that the Committee follows when making annual equity awards and to illustrate the methods we use to avoid the “backdating” or “spring loading” of stock option awards.  It was not intended to substantively discuss how award amounts are determined.  To avoid confusion, we will eliminate the first bullet point of that section.

We will enhance our disclosure in the future about how award amounts are determined by modifying the second paragraph on page 14 to include the following new sentences or similar sentences at the beginning of the paragraph:

“As discussed earlier, the Company maintains a compensation structure that reflects market 50th percentile compensation levels for each grade.  Initial long-term incentive grant recommendations for each executive are aligned with the market 50th percentile.  In order to understand the full impact of making these grant decisions, the Committee also considers a number of other factors prior to making its decisions related to equity awards for the upcoming year...”

The third paragraph of page 14 would be replaced with the following:

“Based on a review of the above information, the Committee may or may not use its discretion to modify the long-term incentive grant opportunity contained in the compensation structure for each grade and executive.  In 2008, the Committee approved long-term incentive award values equivalent to those contained in the Company’s compensation structure.   These amounts, as stated previously, reflect the market 50th percentile for each grade level and position and are allocated to the three long-term incentive vehicles as follows:”

The three bullet points containing the three long-term incentive vehicles and related allocation weighting would remain.

We also propose adding the following paragraph after the three bullet points.

“To determine the number of stock options, time-vesting restricted stock or target restricted performance stock units to be issued, the dollar amount allocated to each long-term incentive vehicle is divided by the vehicle’s current FAS 123(R) per share fair value to arrive at the appropriate number of stock options, time-vesting restricted stock and target restricted performance share units to grant.”

Long-Term Incentive Compensation, page 13

SEC Comment No. 17:
With respect to restricted performance stock units, please expand the disclosure to explain how the target amounts were determined for each named executive officer. In this regard, we note the disclosure on page 15 under “Stock Option and Other Equity Granting Procedures” is too general. Please show us in your supplemental response what the revisions will look like.

Response:
We believe that our response to Comment No. 16 addresses Comment No. 17.

*****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact the Company’s Chief Financial Officer, Leroy M. Ball, at 412-787-6775.

Sincerely,

John S. Stanik

Attachment 1

Modifications to
Compensation Discussion and Analysis

Overview of the Compensation Program and Decision-Making Process

*       *      *

The peer group was approved by the Committee at its February 2008 meeting for use in granting performance awards for the period 2008-2010. Peer group pay practices for each pay element are analyzed periodically for base salary and short- and long-term incentives. The peer group data is supplemented by broader general industry data from compensation surveys to facilitate the evaluation of compensation levels and design. Compensation levels are developed to target the middle (50th percentile) of the market for each pay element and in total.  In 2008, target total compensation for our named executive officers was positioned modestly below the market 50th percentile, except for the Senior Vice President, Europe & Asia whose target total compensation was positioned above the market median.

In February 2009, the consultant reviewed the peer group and suggested changes to better align the peer companies with the size of the Company. Over time, annual reviews for several of the peers grew to a point where they were considered too large and fell outside of our general criteria of no more than double the size of the Company’s annual revenues. For 2009, the peer group will consist of the following 22 companies:

American Vanguard Corp.	Haynes International Inc.	Penford Corp.

Ampco Pittsburgh Corp.	ICO Inc.	Polypore International, Inc.

Badger Meter, Inc.	II-IV Inc.	Quaker Chemical Corp.

Chart Industries, Inc.	Kaydon Corp.	RTI Int’l Metals Inc.

Eagle Materials, Inc.	Landec Corp.	Standex Int’l Corp.

ENSCO Technologies Inc.	Lindsay Corp.	Universal Stainless & Alloy

Flanders Corp.	Lydall Inc.

Hawkins, Inc.	Northwest Pipe Co.

In addition to the market data, the Committee considers other factors when making its decisions, such as an executive’s individual performance, experience in the position and the size of prior-year adjustments. The Committee does not consider amounts from prior performance-based compensation, such as prior bonus awards or realized or unrealized stock option gains, in its decisions to increase or decrease compensation in the current year. The Committee believes that this would not be in the best interest of retaining and motivating the executive.

The Committee also reviews a summary report or “tally sheet” which sets forth the current and two-year historical compensation provided to each executive. The tally sheet includes the total dollar value of annual compensation, including salary, short- and long-term incentive awards, annual increase in retirement accruals and other compensation and benefit amounts. The tally sheet also includes equity ownership levels (number of shares and value) and amounts payable upon various termination scenarios. The review of tally sheets, first introduced in 2006, has become an important aspect of the Committee’s decision-making process.

The Company, with the help of the consultant, has developed a compensation structure that includes individual grades for executives, each with its own compensation opportunities. Each grade’s compensation opportunity has been developed using the compensation survey data, or periodically, such survey data in combination with the peer group proxy data. Each executive has been assigned to a grade, determined by comparing position-specific duties and responsibilities with the peer group and survey pay data. Each grade has a base salary range and a corresponding short- and long-term incentive that align with the market 50th percentile for that particular position.

Individual Performance Goals.  In connection with the determination of fixed cash base salary and compensation under the performance-based short term incentive plan, the Company sets individual performance goals and then measures a named executive officer’s performance against such goals.  Goals are specific to the executive’s area of responsibility.  The level of achievement against such goals may have an impact on the Committee’s decisions regarding base salary and the “individual performance objectives” as it relates to bonus awards earned under our short term incentive program.  The performance goals for each named executive officer are as follows:

Chief Executive Officer

Performance Category	Individual Performance Measures
Strategic Planning	Specific strategic objectives in manufacturing, capital structure, commercial markets and corporate risk

Results and Operations	Operating results vs. business plan Working capital management Reduce operating expense Safety and environmental

Leadership	Succession planning Technology planning Company wide training

Chief Financial Officer

Performance Category	Individual Performance Measures
Strategic Planning	Specific strategic objectives in capital structure, worldwide financing, information technology systems, tax savings strategies

Results and Operations	Reduce operating expense

Leadership	Develop finance organization Restructure internal audit function Improve financial reporting process

Senior Vice President, Europe and Asia

Performance Category	Individual Performance Measures
Strategic Planning	Specific strategic objectives in business unit sales and market growth, organizational optimization

Results and Operations	Operating results vs. business plan Working capital management Reduce operating expense Safety and environmental

Senior Vice President, Americas

Performance Category	Individual Performance Measures
Strategic Planning	Specific strategic objectives in business unit sales and market growth, imports

Results and Operations	Operating results vs. business plan Capital projects Union relations Safety and environmental

Vice President, General Counsel and Secretary

Performance Category	Individual Performance Measures
Strategic Planning	Specific strategic objectives in employment policies, risk assessment

Results and Operations	Environmental and safety Manage legal expenses Risk prevention training Director communications

Each individual’s actual performance relative to the individual goals is evaluated on a subjective basis by the CEO using the following matrix:

Did Not Meet	Threshold Performance	Partially Meets	Meets	Partially Exceeds	Maximum Performance
0%	50%	75%	100%	137.5%	175%

After a determination of whether goals are met, a weighted average of the percentages applicable to each goal is determined for each executive. This information is then used as appropriate to develop salary increase recommendations and to determine bonus payouts under the individual performance portion of our performance-based short term cash incentive plan.

Elements of Executive Compensation

Fixed Cash Base Salary. Through the base salary element of its compensation program, the Company seeks to attract and retain competent executives by providing a salary level for each executive that approximates the middle (50th percentile) of salaries of executives in comparable positions at other similarly sized companies. The Company’s consultant uses annual compensation surveys and peer group proxy statements on a periodic basis to determine the “competitive zone” for the base salary for each position. The Company defines the competitive zone as plus or minus 10% of the middle (or 50th percentile) of the market for each position. The Company also establishes a budget for salary increases, subject to approval by the Committee. The budget is based on current business conditions as well as survey data of comparable companies provided by the consultant.

The CEO conducts an annual review of each executive officer.  The review consists of a comparison of the executive’s performance versus the pre-determined goals as described above and an assessment of the executive’s adherence to the Company’s core values.  The CEO rates the performance of each executive.  The CEO makes recommendations to the Committee regarding each executive’s salary by considering the rating, the budget for salary increases and an understanding of the market-based competitive zone.  The Committee uses the same methodology for the CEO.

At its December 2007 meeting, the Committee approved salary increases, effective January 1, 2008, for all named executive officers, with the exception of the Senior Vice President—Europe and Asia, whose increase was effective April 1, 2008.  Following these salary increases in 2008, actual base salary levels for our named executive officers fell within or modestly below the competitive zone.

Performance-Based Short-Term Cash Incentive Compensation. Through the short-term incentive program, the Company seeks to align the interests of the executives with the annual financial and non-financial goals of the Company. In 2008, the CEO’s target was 70% of his base salary, the target for the CFO was 45% of his base salary, and the targets for the Senior Vice President—Americas, the Senior Vice President—Europe and Asia and the Vice President, General Counsel and Secretary were 40% of base salary.  Each named executive officer’s short-term cash incentive target was positioned at or within five percentage points of the market 50th percentile. Awards under the plan can range from 50% of target for threshold performance to 175% of target for maximum performance on the financial and individual performance metrics.

Actual awards paid for 2008 performance are included in the Summary Compensation Table on page 18 under the column Non-Equity Incentive Plan Compensation, while opportunities under this plan for 2008 at threshold, target and maximum are included in the Grants of Plan-Based Awards table on page 19 under the columns Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

Short-term incentive awards for 2008 for the staff executives (CEO, CFO and the Vice President, General Counsel and Secretary) were approved by the Committee at its February 26, 2009 meeting for 2008 performance based on pre-determined goals and metrics. The weights assigned to these goals were as follows:

		2008	Pre-Established
Performance Measure	Weight	Actual Performance	2008 Short-Term Incentive Goals
			Threshold	Target	Maximum
Corporate Operating Income*	35%	$49.2mm	$30.9mm	$41.1mm	$49.4mm
Corporate ROIC**	25%	12.5%	6.8%	9.2%	10.9%
Individual Performance Objectives	40%		Varies by Executive

*       Excludes certain non-recurring gains or losses.

** Corporate Return on Invested Capital (ROIC) =	Operating Profit after Tax*
Average Capital Employed

Similarly, 2008 short-term incentive awards for business unit executives (Senior Vice President—Americas and Senior Vice President—Europe and Asia) were approved by the Committee at its February 26, 2009 meeting. Awards were based on 2008 performance against Committee approved pre-determined metrics which were weighted as follows:

		2008 Actual	Pre-Established 2008 Short-Term Incentive Goals
Performance Measure	Weight	Performance	Threshold	Target	Maximum
Corporate Operating Income	25%	$49.2mm	$30.9mm	$41.1mm	$49.4mm
Corporate ROIC	15%	12.5%	6.8%	9.2%	10.9%
Individual Regional Performance Objectives	60%		Varies by Executive

Corporate operating income was chosen as an indicator of profit produced directly as a result of our executives’ performance and as an indication of cash flow produced as a result of the operations of our business. We have chosen corporate return on invested capital to stress the importance of the efficient management of capital in our business.

A discussion of the named executive officers individual performance objectives or individual regional performance objectives, as the case may be, is set forth above under “Individual Performance Goals.”

An executive may earn a short-term incentive award due to success as it relates to the executive’s individual goals, even though the Company’s performance falls below threshold on the corporate operating income and return on invested capital measures. The Committee has the ability to use its discretion in determining the size of any bonus award and has done so in recent years. The plan is not administered to comply with IRC 162(m) at the current time, although the Committee is aware of this rule and its potential benefits.

Long-Term Incentive Compensation. The Company’s long-term incentive compensation program seeks to align the executives’ interests with the Company’s shareholders by rewarding successes in shareholder returns in absolute terms and relative to peers. Additionally, the Committee desires to foster an ownership mentality among executives by providing stock-based incentives as a significant portion of compensation. In determining which type of stock vehicles to include in the program, the Committee chose to focus on rewarding for the following attributes:

•	Total shareholder return (stock price appreciation plus dividends) relative to peers

•	Stock price appreciation

•	Continued loyalty to and employment with the Company

In 2008, the Company’s long-term incentive program consisted of the following three equity components which align with the attributes identified above: restricted performance stock units, stock options and time-vesting restricted stock.

Under the terms of the Company’s Equity Incentive Plan adopted in 2008, the Committee determines which employees are eligible to receive equity awards, the value and number of shares granted, the rate and period of vesting, performance goals and other relevant terms.

As discussed earlier, the Company maintains a compensation structure that reflects market 50th percentile compensation levels for each grade.  Initial long-term incentive grant recommendations for each executive are aligned with the market 50th percentile.  In order to understand the full impact of making these grant decisions, the Committee also considers a number of other factors prior to making its decisions related to equity awards for the upcoming year. These factors include 1) the number of outstanding options or other equity awards, 2) the number of shares available for future grant in the Company’s stock option plan, 3) the size of the annual grant in aggregate expressed as a percent of total shares outstanding, 4) the market price of the Company’s common stock and the performance of the Company and its prospects, 5) potential dilution which could result from the exercise of options, and 6) the benefits of linking the employees’ incentive to the market price of the stock. When determining the grant of options, restricted stock, or other equity awards to a particular individual (executive or non-executive), the Committee considers the individual’s level of responsibility, the relationship between successful individual effort and Company results, incentive compensation plans of other companies and other relevant factors.

Based on a review of the above information, the Committee may or may not use its discretion to modify the long-term incentive grant opportunity contained in the compensation structure for each grade and executive.  In 2008, the Committee approved long-term incentive award values equivalent to those contained in the Company’s compensation structure.   These amounts, as stated previously, reflect the market 50th percentile for each grade level and position and are allocated to the three long-term incentive vehicles as follows:

•	Restricted performance stock units—40%

•	Time-vesting restricted stock—35%

•	Stock options—25%

To determine the number of stock options, time-vesting restricted stock or target restricted performance stock units to be issued, the dollar amount allocated to each long-term incentive vehicle is divided by the vehicle’s current FAS 123(R) per share fair value to arrive at the appropriate number of stock options, time-vesting restricted stock and target restricted performance share units to grant.

The Committee believes the use of all three equity vehicles allows it to successfully meet its long-term objectives.  In 2008, awards granted to the named executive officers were positioned within ten percentage points of the market 50th percentile, except for the Senior Vice President, Europe & Asia, whose long-term incentive award grant value was approximately double the market 50th percentile value on a local market basis in Europe.

Stock Options. The Committee selected stock options as a means of aligning executives’ compensation with the creation of value to shareholders. Stock options provide realizable value to executives only if the Company’s stock price increases after the options are granted. Each option has vesting provisions that require continued employment of the executive thereby promoting the retention of executives. Stock options vest in equal one-half increments over the two-year period following grant. The options are exercisable after they have vested until they expire, which is on the tenth anniversary following the grant date. The combination of the ten-year term and the two-year vesting provision supports the long-term intentions of the Committee.

The fair value of each option is calculated by our consultant as of the grant date and expensed over the vesting period in accordance with generally accepted accounting principles (FAS 123(R)). When the executive exercises the stock options, the Company receives a tax deduction that corresponds to the amount of taxable income recognized by the executive.

Time-Vesting Restricted Stock. The Committee has selected restricted stock that vests based on the passage of time and continued employment as an element of the long-term incentive program. While this long-term incentive vehicle is not considered performance based, the Committee has acknowledged the relatively low stock ownership levels of the executive team and has selected restricted stock to build share ownership and promote retention of the executives. Grants of restricted shares vest in equal increments over three years. The fair value of restricted shares is calculated on the date of grant and expensed over the vesting period of three years. When shares vest, the Company receives a tax deduction that corresponds to the amount of taxable income recognized by the executive.

Restricted Performance Stock Units. The Committee has selected performance stock units as a means of encouraging and rewarding executives for delivering solid returns to our shareholders, above and beyond the return delivered by most of our peers. A target number of shares is identified at the beginning of a three-year performance period but not actually delivered to the executive until the shares are earned at the end of the performance period. The number of shares earned may vary from zero to 200% of target, based on the ranking of the Company’s total shareholder return relative to a peer group (listed on pages 10 and 11). Interpolation is used to calculate awards between minimum, target and maximum levels.

Total Shareholder Return Performance Relative to Peer Group	Award to Executive as a Percent of Target Opportunity
Below 25th %ile	No award
25th %ile	50% (minimum award)
50th %ile	100% (target award)
75th %ile or greater	200% (maximum award)

The fair value of restricted performance stock units is calculated on the date of grant and expensed over the vesting period. When shares vest, the Company receives a tax deduction that corresponds to the amount of taxable income recognized by the executive.

For the period 2006-2008, the Company’s total shareholder return relative to its peer group ranked at the 97th percentile which resulted in the maximum award of 200% of the target opportunity.

Stock Option and Other Equity Granting Procedures

The procedure for making equity grants to executive officers is as follows:

•
The Chief Executive Officer recommends actual equity grants for each of the executive officers to the Compensation Committee, generally at its February meeting, and any grants to the CEO are determined by the Committee in its executive session. At the same meeting, the CEO recommends equity grants for non-executive employees.

•
The Committee approves equity grants for executive officers and the CEO at a meeting shortly after the public release of fourth quarter financial results. The Company has not and does not plan to time the release of material, non-public information for the purpose of affecting the value of executive compensation.

•
Grants to executive officers, as approved by the Committee, are communicated to the grantees by the CEO. The Chairman of the Committee informs the CEO of his annual award. The strike price for stock options is an average of the high and low of Calgon Carbon’s common stock price on the day the Committee approves the grants, as permitted by FAS 123(R).